UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MICRO LINEAR CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

5945850109

(CUSIP Number)

ANDREW E. GOLD

10835 LOCKLAND ROAD

POTOMAC, MD 20854

(301) 765-9117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

1775 I STREET, NW

WASHINGTON, DC 20006-2401

(202) 261-3300

ATTENTION: PAUL HUEY-BURNS, ESQUIRE

June 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 5945850109	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANDREW E. GOLD ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 673,401 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 673,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 5945850109	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RONIT GOLD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 673,401 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 673,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.41%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Andrew E. Gold and Ronit Gold, both individual citizen of the United States, of shares of Common Stock, par value $.001 per share (the “Common Stock”), of Micro Linear Corporation, a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 2050 Concourse Drive, San Jose, California 95131

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed jointly by Andrew E. Gold and Ronit Gold, a married couple (collectively, the “Golds”).

(b) - (c) Residential address for the Golds:

10835 Lockland Road

Potomac, MD 20854

Mrs. Gold’s principal occupation is as a pre-school teacher. Mr. Gold’s principal occupation is as a self-employed investor.

(d) - (e) During the last five years, neither of the Golds have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Both Mr. and Mrs. Gold are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 25, 2004, the Golds acquired 3,700 shares of Common Stock on the open market at a price of $5.85 per share for a total purchase price of $21,645. As of June 25, 2004, the Golds had acquired a total of 622,750 shares of Common Stock on the open market.

As of November 19, 2004, the Golds had acquired 673,401 shares of Common Stock on the open market.

The Golds purchased all of these shares through personal joint trading accounts. The Golds periodically effect purchases of shares through margin accounts maintained for the Golds with Electronic Trading Group, LLC which may extend credit to the Golds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The funds used to make these purchases were not otherwise borrowed or obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. The Golds intend to review, from time to time, their investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the Golds may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that they own.

Except as set forth above, the Golds have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Gold beneficially owns 673,401 shares of Common Stock, which represent approximately 5.41% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 1, 2004.

(b) The Golds currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock they beneficially own.

(c) The Golds sold a net total of 10,041 shares of Common Stock in the open market between August 20, 2004 and November 19, 2004 for a net total amount of $58,835.80 The following chart details the Gold’s transactions involving shares of the Common Stock for this period:

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	25	MLIN	9/2/2004	5.55
Buy	100	MLIN	9/2/2004	5.59
Buy	100	MLIN	9/2/2004	5.6
Buy	300	MLIN	9/2/2004	5.61
Buy	100	MLIN	9/3/2004	5.39
Buy	100	MLIN	9/3/2004	5.45
Buy	200	MLIN	9/3/2004	5.45
Buy	100	MLIN	9/3/2004	5.48
Buy	100	MLIN	9/3/2004	5.49
Buy	100	MLIN	9/3/2004	5.57
Buy	100	MLIN	9/3/2004	5.59
Buy	100	MLIN	9/3/2004	5.65

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	100	MLIN	9/7/2004	5.7
Buy	300	MLIN	9/9/2004	5.58
Buy	100	MLIN	9/9/2004	5.71
Buy	100	MLIN	9/10/2004	5.82
Buy	100	MLIN	9/14/2004	5.82
Buy	100	MLIN	9/15/2004	5.74
Buy	100	MLIN	9/17/2004	5.65
Buy	600	MLIN	9/20/2004	5.15
Buy	300	MLIN	9/20/2004	5.15
Buy	100	MLIN	9/20/2004	5.15
Buy	200	MLIN	9/20/2004	5.14
Buy	100	MLIN	9/20/2004	5.16
Buy	100	MLIN	9/20/2004	5.18
Buy	100	MLIN	9/20/2004	5.18
Buy	100	MLIN	9/20/2004	5.2
Buy	100	MLIN	9/20/2004	5.2
Buy	1000	MLIN	9/20/2004	5.28
Buy	100	MLIN	9/20/2004	5.28
Buy	100	MLIN	9/20/2004	5.29
Buy	100	MLIN	9/20/2004	5.29
Buy	100	MLIN	9/20/2004	5.37
Buy	1000	MLIN	9/20/2004	5.37
Buy	100	MLIN	9/20/2004	5.4
Buy	100	MLIN	9/20/2004	5.4
Buy	100	MLIN	9/20/2004	5.48
Buy	100	MLIN	9/20/2004	5.57
Buy	100	MLIN	9/20/2004	5.58
Buy	100	MLIN	9/20/2004	5.65
Sell	-3200	MLIN	9/21/2004	5.4
Buy	100	MLIN	9/21/2004	5.41
Buy	689	MLIN	9/22/2004	5.45
Buy	111	MLIN	9/22/2004	5.45
Buy	100	MLIN	9/22/2004	5.45
Buy	100	MLIN	9/22/2004	5.45
Sell	-20000	MLIN	9/22/2004	5.3
Buy	100	MLIN	9/22/2004	5.33
Buy	100	MLIN	9/22/2004	5.39
Sell	-2800	MLIN	9/22/2004	5.4
Buy	100	MLIN	10/6/2004	4.87
Buy	50	MLIN	10/6/2004	4.88
Buy	200	MLIN	10/6/2004	4.88
Buy	100	MLIN	10/6/2004	4.89
Buy	100	MLIN	10/6/2004	4.91
Buy	100	MLIN	10/6/2004	4.94

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	100	MLIN	10/6/2004	4.98
Buy	100	MLIN	10/6/2004	4.99
Buy	100	MLIN	10/6/2004	4.99
Buy	100	MLIN	10/7/2004	4.92
Buy	500	MLIN	10/7/2004	4.92
Buy	100	MLIN	10/7/2004	4.92
Buy	200	MLIN	10/7/2004	4.92
Buy	100	MLIN	10/7/2004	4.92
Buy	100	MLIN	10/7/2004	4.89
Buy	100	MLIN	10/7/2004	4.89
Buy	200	MLIN	10/7/2004	4.89
Buy	500	MLIN	10/7/2004	4.89
Buy	100	MLIN	10/7/2004	4.89
Buy	200	MLIN	10/7/2004	4.75
Buy	100	MLIN	10/7/2004	4.77
Buy	89	MLIN	10/7/2004	4.8
Buy	100	MLIN	10/7/2004	4.82
Buy	100	MLIN	10/7/2004	4.84
Buy	200	MLIN	10/7/2004	4.85
Buy	100	MLIN	10/7/2004	4.85
Buy	100	MLIN	10/7/2004	4.88
Buy	100	MLIN	10/7/2004	4.91
Buy	100	MLIN	10/7/2004	4.94
Buy	100	MLIN	10/7/2004	4.94
Sell	-2000	MLIN	10/7/2004	4.97
Buy	100	MLIN	10/7/2004	5.12
Buy	200	MLIN	10/8/2004	4.96
Buy	100	MLIN	10/8/2004	4.98
Buy	100	MLIN	10/11/2004	4.74
Buy	100	MLIN	10/11/2004	4.74
Buy	100	MLIN	10/11/2004	4.77
Buy	100	MLIN	10/11/2004	4.79
Buy	100	MLIN	10/11/2004	4.8
Buy	100	MLIN	10/11/2004	4.8
Buy	100	MLIN	10/11/2004	4.81
Buy	1000	MLIN	10/11/2004	4.81
Buy	100	MLIN	10/11/2004	4.82
Buy	100	MLIN	10/11/2004	4.82
Buy	100	MLIN	10/11/2004	4.82
Buy	100	MLIN	10/11/2004	4.86
Buy	100	MLIN	10/11/2004	4.87
Buy	100	MLIN	10/12/2004	4.69
Buy	100	MLIN	10/12/2004	4.7
Buy	100	MLIN	10/12/2004	4.71

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	100	MLIN	10/12/2004	4.74
Buy	100	MLIN	10/13/2004	4.8
Buy	2	MLIN	10/14/2004	4.69
Buy	100	MLIN	10/15/2004	4.75
Buy	900	MLIN	10/15/2004	4.75
Buy	100	MLIN	10/15/2004	4.66
Buy	100	MLIN	10/15/2004	4.67
Buy	100	MLIN	10/15/2004	4.68
Buy	100	MLIN	10/15/2004	4.69
Buy	100	MLIN	10/15/2004	4.69
Buy	200	MLIN	10/15/2004	4.7
Buy	100	MLIN	10/15/2004	4.7
Buy	100	MLIN	10/15/2004	4.71
Buy	100	MLIN	10/15/2004	4.73
Sell	-4800	MLIN	10/15/2004	4.8
Sell	-5400	MLIN	10/15/2004	4.8
Buy	100	MLIN	10/15/2004	4.81
Buy	100	MLIN	10/18/2004	4.82
Buy	100	MLIN	10/18/2004	4.77
Buy	300	MLIN	10/18/2004	4.79
Buy	100	MLIN	10/18/2004	4.82
Buy	100	MLIN	10/25/2004	4.9
Buy	100	MLIN	10/25/2004	4.7
Buy	100	MLIN	10/25/2004	4.7
Buy	200	MLIN	10/25/2004	4.7
Buy	100	MLIN	10/25/2004	4.7
Buy	125	MLIN	10/25/2004	4.7
Buy	100	MLIN	10/25/2004	4.51
Buy	100	MLIN	10/25/2004	4.51
Buy	100	MLIN	10/25/2004	4.51
Buy	500	MLIN	10/25/2004	4.49
Buy	100	MLIN	10/25/2004	4.54
Buy	600	MLIN	10/25/2004	4.55
Buy	100	MLIN	10/25/2004	4.55
Buy	200	MLIN	10/25/2004	4.6
Buy	1000	MLIN	10/25/2004	4.6
Buy	100	MLIN	10/25/2004	4.62
Buy	100	MLIN	10/25/2004	4.63
Buy	100	MLIN	10/25/2004	4.63
Buy	1000	MLIN	10/25/2004	4.63
Buy	100	MLIN	10/25/2004	4.65
Buy	100	MLIN	10/25/2004	4.65
Buy	1000	MLIN	10/25/2004	4.65
Buy	100	MLIN	10/25/2004	4.67

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	200	MLIN	10/25/2004	4.68
Buy	100	MLIN	10/25/2004	4.69
Buy	100	MLIN	10/25/2004	4.69
Sell	-500	MLIN	10/25/2004	4.71
Buy	100	MLIN	10/25/2004	4.71
Buy	300	MLIN	10/25/2004	4.77
Buy	100	MLIN	10/26/2004	4.59
Buy	100	MLIN	10/26/2004	4.59
Buy	100	MLIN	10/26/2004	4.55
Buy	100	MLIN	10/26/2004	4.59
Buy	100	MLIN	10/26/2004	4.65
Buy	100	MLIN	10/26/2004	4.65
Buy	100	MLIN	10/26/2004	4.68
Buy	100	MLIN	10/26/2004	4.7
Buy	100	MLIN	10/27/2004	4.37
Buy	100	MLIN	10/27/2004	4.37
Buy	100	MLIN	10/27/2004	4.37
Buy	100	MLIN	10/27/2004	4.37
Buy	100	MLIN	10/27/2004	4.4
Buy	100	MLIN	10/27/2004	4.4
Buy	100	MLIN	10/27/2004	4.45
Buy	100	MLIN	10/27/2004	4.47
Buy	200	MLIN	10/27/2004	4.48
Buy	50	MLIN	10/27/2004	4.5
Buy	100	MLIN	10/27/2004	4.5
Buy	200	MLIN	10/27/2004	4.5
Buy	100	MLIN	10/27/2004	4.52
Buy	100	MLIN	10/27/2004	4.56
Buy	100	MLIN	10/27/2004	4.57
Buy	100	MLIN	10/27/2004	4.57
Buy	200	MLIN	10/27/2004	4.6
Buy	100	MLIN	10/27/2004	4.6
Buy	100	MLIN	10/28/2004	4.7
Buy	99	MLIN	10/28/2004	4.67
Buy	100	MLIN	10/28/2004	4.68
Buy	300	MLIN	10/28/2004	4.7
Buy	100	MLIN	10/28/2004	4.54
Buy	100	MLIN	10/28/2004	4.61
Buy	100	MLIN	10/29/2004	4.67
Buy	100	MLIN	10/29/2004	4.68
Buy	100	MLIN	10/29/2004	4.74
Buy	100	MLIN	11/1/2004	4.7
Buy	100	MLIN	11/1/2004	4.78
Buy	100	MLIN	11/1/2004	4.89

Activity Type	Quantity	Symbol	Trade Date	USD Price
Buy	400	MLIN	11/3/2004	4.67
Sell	-100	MLIN	11/5/2004	5.10
Buy	100	MLIN	11/11/2004	4.93
Buy	100	MLIN	11/11/2004	4.94
Sell	-100	MLIN	11/5/20004	5.10
Buy	100	MLIN	11/11/2004	4.93
Buy	100	MLIN	11/11/2004	4.94
Buy	100	MLIN	11/11/2004	4.87
Buy	100	MLIN	11/11/2004	4.87
Sell	-3,670	MLIN	11/11/2004	4.90
Buy	200	MLIN	11/11/2004	4.90
Buy	1,000	MLIN	11/11/2004	4.90
Buy	100	MLIN	11/11/2004	4.97
Buy	100	MLIN	11/12/2004	4.85
Buy	99	MLIN	11/12/2004	4.85
Buy	84	MLIN	11/15/2004	4.75
Buy	16	MLIN	11/15/2004	4.75
Buy	200	MLIN	11/15/2004	4.70
Buy	100	MLIN	11/15/2004	4.72
Buy	500	MLIN	11/15/2004	4.77
Buy	100	MLIN	11/15/2004	4.79
Buy	390	MLIN	11/15/2004	4.81
Buy	100	MLIN	11/15/2004	4.83
Buy	100	MLIN	11/16/2004	4.81
Buy	100	MLIN	11/16/2004	4.79
Buy	100	MLIN	11/16/2004	4.79
Buy	100	MLIN	11/16/2004	4.72
Buy	200	MLIN	11/16/2004	4.74
Sell	-2,000	MLIN	11/16/2004	4.74
Buy	300	MLIN	11/16/2004	4.75

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Golds and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2004

/s/ Andrew E. Gold
Andrew E. Gold

/s/ Ronit Gold
Ronit Gold